November 19, 2002

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a clarificatory letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the news article published in today’s issue of the Malaya entitled “PLDT to axe 600 jobs”.

Thank you and best regards.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 19, 2002	SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter of even date requesting for confirmation/clarification of the news article entitled “PLDT to axe 600 jobs” published in today’s issue of the Malaya.

We advise that PLDT has decided to rationalize its operator-assisted units located principally in certain of its provincial exchanges. In recent years, the use of operator-assisted calls have drastically declined due to the popularity of direct dialing and other alternative means of communications. Consequently, approximately 500 employees manning the regional operator services, where volumes have significantly reduced, will be separated from service with enhanced retirement/redundancy package, effective December 31, 2002. Some of the separated employees will be considered for positions in the directory assistance service.

We also disclose that the Manggagawa Ng Komunikasyon sa Pilipinas (“MKP”), the union of rank and file employees of PLDT, filed a Notice of Strike with the Department of Labor and Employment (“DOLE”) for alleged unfair labor practice in view of the above development. A conciliation meeting between Management and the MKP was held on November 13 at the DOLE and another meeting is scheduled today.

Management is taking all reasonable measures to ensure that there will be minimal disruption in operations in the event that the MKP should stage a strike.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

November 19, 2002

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17 1(b) of the Securities Regulation Code, we are submitting herewith five (5) copies of our letter of even date to the Philippine Stock Exchange, Inc. (“PSE”) in connection with the news article entitled “PLDT to axe 600 jobs” published in today’s issue of the Malaya.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  19 November 2002

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated November 19, 2002 in connection with the news article entitled “PLDT to axe 600 jobs” published in today’s issue of the Malaya.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 19 November 2002

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

4th Floor, Philippine Stock Exchange Center, Exchange Road, Ortigas Center, Pasig City Trunkline: 636-0122 to 41 loc. 706/536/812 Fax. No. 636-0809
. . . . . . . . .
facsimile transmittal

To : ATTY. MA. LOURDES RAUSA-CHAN

Corporate Secretary

Company : PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Subject : “PLDT to axe 600 jobs”

Date : November 19, 2002

Dear Atty. Rausa-Chan:

This is in reference to the attached news article entitled “PLDT to axe 600 jobs” published in the November 19, 2002 issue of the Malaya. The article reported that:

“The Philippine Long Distance Telephone Co. will have to axe 600 employees as it realigns operations to trim costs to meet $1.3 billion debts due in three years.

Members of the 7,300-strong PLDT union Manggagawa ng Komunikasyon are expected to stage at 5 p.m. today at a protest rally in front of the Sampaloc traffic operations hub in the first of a series of actions the union would conduct to redress its grievance against management and appropriate government agencies over the impending retrenchment and realignment of employees.

Union first vice president Ardie Rama said PLDT management would dissolve all provincial traffic operations except Cebu and the Sampaloc and North Parañaque provisioning offices at the close of the year. Most of the employees affected are telephone operations handling calls.

Some 392 are based in the provinces while 117 will be affected by the closure of the North Parañaque provisioning division in Bicutan plus 111 in Metro Manila. x x x”

We would like to ask for clarification/confirmation of the said news article.

In view of the foregoing, please make a prompt, full, fair and accurate written disclosure on the foregoing matter on or before 11:00 a.m. today so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,

RAQUEL R. ANGELES

Analyst, Disclosure Department

Noted by:

TRISHA M. ZAMESA

Head, Disclosure Department